Exhibit (e)(5)
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”),executed as of April 4, 2019 (the “Effective Date”), is by and between GlobalSCAPE, Inc., a Delaware corporation, (the “Company”) and Mark Hood (“Employee”, together with the Company, the “Parties”).
W I T N E S S E T H:
WHEREAS, Employee and the Company previously entered into an employment agreement executed on August 27, 2018 (the “2018 Agreement”);
WHEREAS, it is the intention of the Company and the Employee to amend and restate the 2018 Agreement in its entirety as set forth herein; and
WHEREAS, at the Effective Date, Employee shall continue to be employed by the Company, subject to this Agreement, and the 2018 Agreement shall be deemed to be terminated and of no further force or effect;
NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises of the Parties contained herein, the Parties intending to be legally bound, hereby agree as follows:
1.	Title and Job Duties.
(a)
Subject to the terms and conditions set forth in this Agreement, the Company agrees to employ Employee as Senior Vice President of Operations. In this capacity, Employee shall have the duties, authorities and responsibilities that are designated from time to time by the Company’s Chief Executive Officer (the “CEO”) and commensurate with his title. In performing his duties under this Agreement, Employee shall report to the CEO.

(b)
Employee accepts such employment and agrees, during the term of his employment, to devote his full business and professional time and energy to the Company. Employee agrees to carry out and abide by all lawful directions of the CEO and to comply with all standards of performance, policies, and other rules and regulations heretofore established by Company and or hereafter established by Company. In addition, Employee agrees to serve in such other capacities or offices to which he may be assigned, appointed or elected from time to time by the CEO.

(c)
Without limiting the generality of the foregoing, Employee shall not, without the written approval of the CEO, render services of a business or commercial nature on his own behalf or on behalf of any other person, firm, or corporation, whether for compensation or otherwise, during his employment hereunder; provided that the foregoing shall not prevent Employee from (i) serving on the boards of directors of, or holding any other offices or positions in non-profit organizations and, with the prior written approval of the Board, other for-profit companies, (ii) participating in charitable, civic, educational, professional, community or industry affairs, and (iii) managing Employee’s personal investments, so long as such activities in the aggregate do not materially interfere or conflict with Employee’s duties hereunder or create a potential business or fiduciary conflict. Notwithstanding the foregoing, Employee shall be able to engage in the following activities listed in Exhibit A so long as they continue not to materially interfere or conflict with Employee’s duties hereunder or create a potential business or fiduciary conflict.

2.
Compensation. Employee shall receive a base salary of $242,050 (“Base Salary”). In addition, Employee may be entitled to participate in any additional bonus, incentive compensation or employee benefit programs which may be established from time to time by the Company in its sole discretion and in accordance with the provisions of the programs as the same may be in effect from time to time.

3.
Expenses. In accordance with Company policy, the Company shall reimburse Employee for all reasonable business expenses, including travel expenses, properly and reasonably incurred and paid by Employee in the performance of his duties under this Agreement upon his presentment of detailed receipts in the form required by the Company’s policy.

4.
Term of Employment. The terms set forth in this Agreement will commence upon the Effective Date and shall remain in effect for one (1) year (the “Initial Term”) unless earlier terminated as otherwise provided in Section 5 below. The Initial Term shall automatically renew for additional one (1) year periods (each a

“Renewal Year”), unless the Company or Employee has delivered written notice of non-renewal to the other party at least ninety (90) days prior to the expiration of the Initial Term or the Renewal Year, or the Agreement is earlier terminated as otherwise provided in Section 5 below. For purposes of this Agreement, the “Term” shall refer to the Initial Term and any Renewal Year. Notwithstanding this, the Employee’s employment with the Company shall be “at will,” meaning that either Employee or the Company shall be entitled to terminate Employee’s employment at any time and for any reason, with or without Cause, subject to the obligations in Section 6.
5.	Termination.
(a)	Termination at the Company’s Election.
(i)
For Cause. At the election of the Company, Employee’s employment may be terminated for Cause (as defined below) immediately upon written notice to Employee. For purposes of this Agreement, “Cause” for termination shall mean: (A) Employee substantially fails to perform his duties with the Company (other than any such failure resulting from his incapacity due to Disability) after a written demand for substantial performance is delivered to Employee by the Board, which demand specifically identifies the manner in which the Board believes that Employee has not substantially performed his duties, (B) Employee knowingly or recklessly engages in conduct which is demonstrably and materially injurious to the Company or any of its affiliates, monetarily or otherwise, (C) Employee commits fraud, bribery, embezzlement or other material dishonesty with respect to the business of the Company or any of its affiliates, or the Company discovers that Employee has committed any such act in the past with respect to a previous employer, (D) Employee is indicted for any felony or any criminal act involving moral turpitude, or the Company discovers that Employee has been convicted of any such act in the past, (E) Employee commits a material breach of any of the covenants, representations, terms or provisions of this Agreement, (F) Employee knowingly or recklessly violates any instructions or policies of the Company with respect to the operation of its business or affairs that causes material harm, economic or otherwise, to the Company; or (G) Employee abuses illegal drugs. Notwithstanding the foregoing, Employee shall not be deemed to have been terminated for Cause unless and until Employee has had a reasonable opportunity to cure any such failure or breach in Clauses (A), (B), (E) or (F), to the extent curable, and there shall have been delivered to Employee a copy of a resolution duly adopted by the affirmative vote (which cannot be delegated) of not less than a majority of the members of the Board at a meeting of the Board called and held for such purposes (after reasonable notice to him and an opportunity for Employee, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Employee (1) committed the conduct set forth above in clauses (A) through (G) of the first sentence of this Subsection and specifying the particulars thereof in detail and (2) did not cure such failure or breach in a reasonable period of time, to the extent such failure or breach was curable.

(ii)
Upon Disability, Death or Without Cause. At the election of the Company, Employee’s employment may be terminated: (A) should Employee become physically or mentally unable to perform his duties for the Company hereunder and such incapacity has continued for a total of ninety consecutive days or for any one hundred eighty days in a period of three hundred sixty-five consecutive days (a “Disability”); (B) upon Employee’s death (“Death”); or (C) upon written notice to Employee for any other reason or for no reason at all.

(b)	Termination at Employee’s Election
(i)
Voluntary Resignation or Retirement. Notwithstanding anything contained elsewhere in this Agreement to the contrary, Employee may terminate his employment hereunder at any time and for any reason whatsoever or for no reason at all in Employee’s sole discretion by giving twenty-one days’ written notice pursuant to Section 10 of this Agreement (“Voluntary Resignation”), but the Company may waive any continued employment or right to compensation or benefits, except as provided in Section 6(b) of this Agreement, during this notice period.

(ii)
Good Reason Following a Change in Control. At the election of the Employee, Employee’s employment may be terminated for Good Reason (as defined below) upon written notice to the Company. For purposes of this Agreement, “Good Reason” shall mean the occurrence of one of the following events, without Employee’s express written consent, within one year following a Change in Control (as defined below) of the Company: (A) the material breach by the Company of any of the covenants, representations, terms or provisions hereof, including failure to pay Employee’s Base Salary or any bonus payment to which Employee is entitled within ten days of the date any such payment is due, (B) a material diminution in Employee’s title, authority, responsibilities, or duties, including reporting requirements, as compared with Employee’s title, authority, responsibilities or duties immediately prior to the Change in Control, (C) a diminution in Employee’s Base Salary or bonus opportunity as compared with Employee’s Base Salary and bonus opportunity immediately prior to the Change in Control, (D) a material reduction in Employee’s benefits as compared with Employee’s benefits immediately prior to the Change in Control, (E) a relocation of the Employee’s principal place of employment to a location which is beyond a 50-mile radius from San Antonio, Texas. Notwithstanding the foregoing, in order for Employee to terminate for Good Reason, Employee must deliver written notice of the Good Reason occurrence within thirty days of the occurrence and the Company must fail to correct such occurrence in all material respects within thirty days following written notification by Employee. For purposes of this Subsection, “Change in Control” shall mean the first day that any one or more of the following conditions shall have occurred:
(a)
the sale, transfer, or assignment to, or other acquisition by any other entity or entities (other than a Subsidiary), of all or substantially all of the Company’s assets and business in one or a series of related transactions;

(b)
a third person, including a “group” as determined in accordance with Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)), becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act as in effect on the date hereof, except that a person shall be deemed to be the “beneficial owner” of all shares that any such person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants, options or otherwise, without regard to the sixty day period referred to in such Rule) of securities representing 50% or more of the combined voting power of GlobalSCAPE’s then outstanding securities;

(c)
during any 12-consecutive month period, the individuals who, at the beginning of such period, constitute the Board (“Incumbent Directors”) cease for any reason other than death to constitute at least a majority of the members of the Board; provided, however, that except as set forth in this Section 4(c), an individual who becomes a member of the Board subsequent to the beginning of the 12-month period, shall be deemed to have satisfied such 12-month requirement and shall be deemed an Incumbent Director if such Director was elected by or on the recommendation of, or with the approval of, at least two-thirds of the Directors who then qualified as Incumbent Directors either actually (because they were Directors at the beginning of such period) or by operation of the provisions of this Section; if any such individual initially assumes office as a result of or in connection with either an actual or threatened solicitation with respect to the election of Directors (as such terms are used in Rule 14a-12(c) of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitations of proxies or consents by or on behalf of a person other than the Board, then such individual shall not be considered an Incumbent Director; or

(d)
a merger, consolidation, reorganization or other business combination (a “Transaction”), as a result of which the stockholders of the Company immediately prior to such Transaction own directly or indirectly immediately following such Transaction less than 50% of the combined voting power of the outstanding voting securities of the entity resulting from such Transaction.

Notwithstanding the foregoing, however, a Change in Control shall not be deemed to occur merely by reason of an acquisition of GlobalSCAPE securities by, or any consolidation, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities, was a “subsidiary,”

as such term is defined below. For these purposes, the term “subsidiary” means (i) any corporation, limited liability company or other entity of which 80% of the capital stock or other equity interests of such entity is owned, directly or indirectly, by the Company or GlobalSCAPE and (ii) any unincorporated entity in respect of which the Company or GlobalSCAPE has, directly or indirectly, an equivalent degree of ownership.
6.	Payments Upon Termination of Employment.
(a)
Termination for Cause, Upon Death or Disability, or Voluntary Resignation/Retirement. If Employee’s employment is terminated by the Company for Cause, upon Death or Disability, or is terminated by Employee as a Voluntary Resignation, then the Company shall pay or provide to Employee (or his estate in case of Death) the following amounts only: (i) his Base Salary accrued up to and including the date of termination or resignation paid at the next payroll of the Company, (ii) accrued, unused vacation time, paid in accordance with the Company’s written policies and applicable law, (iii) unreimbursed expenses, paid in accordance with this Agreement and the Company’s written policies, and (iv) accrued benefits under any Company benefit plan, paid pursuant to the terms of such benefit plan (collectively, the “Accrued Obligations”). Payments under Subsections (ii) to (iv) shall be paid within ten days after termination, after presentment of expense receipts, or at such earlier time required by applicable law.

(b)
Termination Without Cause or Termination upon Non-renewal of the Term. If the Company terminates Employee’s employment Without Cause, Employee terminates his employment for Good Reason upon Change in Control, or Employee’s employment terminates upon non-renewal of the Term by the Company, in addition to paying the Accrued Obligations, the Company shall, subject to Employee’s execution and delivery of a customary general release (that is no longer subject to revocation under applicable law) of the Company, (i) pay to Employee (A)severance payments, in equal monthly installments, that are equal, in the aggregate, to the Base Salary, less applicable taxes and withholdings, that Employee would have received over the six months following Employee’s termination as if Employee’s employment had not been terminated (the “Salary Severance Payment”), and (B) any bonus that Employee would have received during the year of such termination as if the termination had not occurred, prorated based on the number of months of the Initial Term or Renewal Year that Employee was employed (e.g., if Employee was terminated five months into the bonus year, Employee would receive 5/12 of the bonus amount, if any, that he would have received, with such prorated payment to be made at the time the payment would have been made if the Employee was still employed), (ii) provide for immediate vesting and exercisability of all outstanding stock options (with such options remaining exercisable throughout their entire term) and the lapsing of any restrictions or restriction periods imposed on any restricted stock awards, and (iii) reimburse Employee for the Company’s portion of the COBRA premiums associated with health insurance continuation coverage for six months or until his right to COBRA continuation expires, whichever is shorter; provided that Employee timely elects and is eligible for COBRA coverage. The Company shall reimburse Employee within ten business days of its receipt of documentation from Employee showing proof of payment of such COBRA premiums. All payments under clause (i)(A) above shall begin to be made within thirty (30) days following termination of employment; provided, however, that to the extent required by Code Section 409A (as defined below), if the thirty (30) day period begins in one calendar year and ends in the second calendar year, all payments will be made in the second calendar year. All payments made under clause (i)(B), if any, shall be made paid at such time as Employee’s bonus would otherwise have been payable. The payments under this Section 6(b) shall immediately cease should Employee violate any of the obligations set forth in Sections 7 or 8 below, provided that the Company gives written notice to Employee of the alleged breach within 30 days of the Company’s knowledge of the alleged breach and provided further that, if the basis for the alleged breach is curable, then the Employee shall have fifteen days after receipt of such written notice to cure such basis.

(c)
Termination Following a Change in Control. If (i) the Company terminates Employee’s employment Without Cause within one year following a Change in Control, (ii) Employee’s employment terminates upon non-renewal of the Term within one year following a Change in Control, or (iii) Employee terminates his employment for Good Reason upon Change in Control, then Employee shall receive the consideration under Paragraph 6(b), subject to the same obligations and forfeiture, except that the Salary Severance Payment shall be twelve months of Base Salary (payable in twelve equal installments) instead of six months.
7.	Confidential Information; Trade Secrets; Retention.
(a)
Employee understands that until his termination, he may have access to unpublished and otherwise confidential information both of a technical and non-technical nature, relating to the business of the Company or any of its parents, subsidiaries, divisions, and affiliates (collectively, “Affiliated Entities”), or clients, including without limitation any of their actual or anticipated business, research or development, any of their technology or the implementation or exploitation thereof, including without limitation information Employee and others have collected, obtained or created, information pertaining to clients, accounts, vendors, prices, costs, materials, processes, codes, material results, technology, system designs, system specifications, materials of construction, trade secrets or equipment designs, including information disclosed to the Company or any of its Affiliated Entities by others under agreements to hold such information confidential, all proprietary software and system designs owned by or licensed to Company or any of its affiliates, the marketing plans of Company and its affiliates, the prices Company or any of its affiliates obtains or has obtained or at which Company or any of its affiliates sells or has sold products or services, compensation paid to employees, all confidential information and trade secrets provided to Company or any of its affiliates by customers or vendors, all financial statements and other information relating to the financial condition of Company and its affiliates, and all information relating to research and development activities, ideas or projects of Company or any of its affiliates (collectively, the “Confidential Information”).

(b)
Employee agrees to observe all reasonable policies and procedures of the Company and its Affiliated Entities that are provided to him concerning such Confidential Information to which he has knowledge or access. Employee further agrees not to disclose or use, either during his employment or at any time thereafter, any Confidential Information for any purpose, including without limitation any competitive purpose, unless authorized to do so by the Company in writing, except that he may disclose and use such information in the good faith performance of his duties for the Company. Employee’s obligations under this Agreement will continue with respect to Confidential Information, whether or not his employment is terminated, until such information becomes generally available from public sources through no fault of Employee or any representative of Employee. Notwithstanding the foregoing, however, Employee shall be permitted to disclose Confidential Information as may be required by a subpoena or other governmental order, provided that, if not prohibited by law, he first notifies the Company in writing of such subpoena, order or other requirement and such that the Company has the opportunity to obtain a protective order or other appropriate remedy.

(c)
During Employee’s employment, upon the Company’s request, or upon the termination of his employment for any reason, Employee will promptly deliver to the Company all documents, records, files, notebooks, manuals, letters, notes, reports, customer and supplier lists, cost and profit data, e-mail, apparatus, laptops, computers, smartphones, tablets or other PDAs, hardware, software, drawings, blueprints, and any other material of the Company (“Company Material”) or any of its Affiliated Entities or clients, including all materials pertaining to Confidential Information developed by Employee or others, and all copies of such materials, whether of a technical, business or fiscal nature, whether on the hard drive of a laptop or desktop computer, in hard copy, disk or any other format, which are in his possession, custody or control. Employee shall delete any Company Material from his personal devices and, upon written request of the Company, confirm in writing that such deletions were made.

8.
Assignment of Intellectual Property. The Company Confidentiality, Non- Disclosure, Non-Solicitation, Non-Compete and Inventions Agreement signed by Employee upon commencement of Employee’s employment by Company will continue pursuant to its terms and will not be superseded by this Agreement.

9.
Representation and Warranty. Employee represents and warrants to the Company that he is not subject to any agreement restricting his ability to enter into this Agreement and fully carry out his duties and responsibilities hereunder. Employee hereby indemnifies and holds the Company harmless against any losses, claims, expenses (including reasonable attorneys’ fees), damages or liabilities incurred by the Company as a result of a breach of the foregoing representation and warranty.
10.
Notice. Any notice or other communication required or permitted to be given to any of the parties hereto shall be in writing and shall be deemed to have been given if personally delivered, or if sent by nationally recognized overnight courier, and addressed as follows:

If to Employee, to:
the address shown on the records of the Company.

If to the Company, to:
GlobalSCAPE, Inc.
4500 Lockhill-Selma Road, Suite 150
San Antonio, Texas 78249
Attention: Board of Directors and President

with a copy to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Adam W. Finerman
11.	Severability. If any provision of this Agreement is declared void or unenforceable by a court of competent jurisdiction, all other provisions shall nonetheless remain in full force and effect.
12.
Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas without regard to the conflict of laws provisions thereof. The Parties irrevocably and unconditionally agree that any past, present, or future dispute, controversy, or claim arising under or relating to this Agreement shall be submitted for resolution to binding arbitration administered by the American Arbitration Association under its Employment Arbitration Rules and shall take place in San Antonio, Texas. Each of the parties hereto hereby irrevocably waives, to the fullest extent legally possible, the defense of an inconvenient forum to the maintenance of such action or proceeding.

13.	Code Section 409A Compliance.
(a)
The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Internal Revenue Code (“Code”) Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered accordingly.

(b)
A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

(c)
With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of Employee’s taxable year following the taxable year in which the expense occurred.

(d)
For purposes of Code Section 409A, Employee’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “within sixty (60) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(e)
If Employee is a specified employee within the meaning of Section 409A(a)(2)(B)(i) of the Code and would receive any payment sooner than 6 months after Employee’s “separation from service” that, absent the application of this Section 13(e), would be subject to additional tax imposed pursuant to Section 409A of the Code as a result of such status as a specified employee, then such payment shall instead be payable on the date that is the earliest of (i) 6 months after Employee’s “separation from service,” or (ii) Employee’s death.

14.
Section 280G. In the event that any payments, distributions, benefits or entitlements of any type payable to Employee (the “Total Payments”) would (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this paragraph would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be either: (a) provided in full, or (b) provided as to such lesser extent as would result in no portion of such Total Payments being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in Employee’s receipt on an after-tax basis of the greatest amount of the Total Payments, notwithstanding that all or some portion of the Total Payments may be subject to the Excise Tax. Unless the Company and Employee otherwise agree in writing, any determination required under this Section 14 shall be made in writing in good faith based on the advice of a nationally recognized accounting firm selected by the Company (with approval of Employee) (the “Accountants”). In the event of a reduction of benefits hereunder, benefits shall be reduced by first reducing or eliminating the portion of the Total Payments that are payable in cash under Section 6 and then by reducing or eliminating any amounts that are payable with respect to long-term incentives including any equity-based or equity-related awards (whether payable in cash or in kind). For purposes of making the calculations required by this Section 14, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of the Code, and other applicable legal authority. The Company and Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably require in order to make a determination under this Section 14, and the Company shall bear the cost of all fees the Accountants charge in connection with any calculations contemplated by this Section 14.

15.
Waiver. The waiver by any of the parties hereto of a breach of any provision of this Agreement shall not be construed as a waiver of any subsequent breach. The failure of a party to insist upon strict adherence to any provision of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement. Any waiver must be in writing.

16.
Assignment. This Agreement is a personal contract and Employee may not sell, transfer, assign, pledge or hypothecate his rights, interests and obligations hereunder. Except as otherwise herein expressly provided, this Agreement shall be binding upon and shall inure to the benefit of Employee and his personal representatives and shall inure to the benefit of and be binding upon the Company and its successors and assigns, except that the Company may not assign this Agreement without Employee’s prior written consent, except to an acquirer of all or substantially all of the assets of the Company.

17.
Injunctive Relief. Without limiting the remedies available to the Company, Employee acknowledges that a breach of any of the covenants contained in Sections 7 or 8 would result in material irreparable injury to the goodwill of the Company for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company shall be entitled, without the requirement to post bond or other security, to obtain a temporary restraining order and/or preliminary or permanent injunction restraining Employee from engaging in activities prohibited by this Agreement or such other relief as may be required to specifically enforce any of the covenants in Sections 7 or 8 of this Agreement, in addition to all other remedies available at law or in equity.

18.
Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile, electronic or .pdf signatures shall have the same force and effect as original signatures.

19.
Entire Agreement. This Agreement embodies all of the representations, warranties and agreements between the parties hereto relating to Employee’s employment with the Company, supersedes and nullifies all previous agreements between the Parties about the Company’s employment of Employee, including the 2018 Agreement. No other representations, warranties, covenants, understandings, or agreements exist between the parties hereto relating to Employee’s employment. This Agreement may not be amended or modified except by a writing signed by each of the parties hereto. Sections 7 through 19 and the last sentence of Section 4 of this Agreement shall survive the expiration or termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date above.
GLOBALSCAPE, INC.
By:
Name: Robert H. Alpert
Title: Interim CEO
Agreed to and Accepted:

MARK HOOD